UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Kirby, Jr., Allan P.
   14 East Main Street
   P.O. Box 90
   Mendham, NJ  07945
   USA
2. Issuer Name and Ticker or Trading Symbol
   Alleghany Corporation
   Y
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   April 30, 2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |4/2/02|M   | |1,960             |A  |$62.99     |                   |      |                           |
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                           |4/2/02|F   | |658               |D  |$187.50    |                   |      |                           |
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                           |5/2/02|S(1)| |4,350             |D  |$187.0005  |218,814            |D     |                           |
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                           |5/2/02|S(1)| |6,113             |D  |$187.0005  |305,655            |I     |(2)                        |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option (right to buy) |$62.99  |4/2/0|M   | |1          |D  |(3)  |4/27/|Common Stock|1,960  |(3)    |9           |D  |            |
                      |        |2    |    | |           |   |     |02   |            |       |       |            |   |            |
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Option (right to buy) |$187.08 |4/29/|A   |V|1          |A  |(3)  |4/29/|Common Stock|1,000  |(3)    |10          |D  |            |
                      |        |02   |    | |           |   |     |12   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Open market sale of shares received from Alleghany Corporation as a stock dividend in April 2002. Pursuant to arrangement made by Alleghany, stockholders who wished to sell the shares paid to them as a stock dividend instructed the dividend disbursing agent to do so. Such shares were sold on May 2, 2002 at a price of $187.0005 per
share.
(2) By undersigned as co-trustee and
beneficiary.
(3) One-third of such option is exercisable on each of the first, second and third anniversaries of the date of grant.
SIGNATURE OF REPORTING PERSON
/s/ Allan P. Kirby, Jr.
DATE
May 9, 2002